BRITISH COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: February 25, 2009 09:10 AM Pacific Time

Incorporation Number: **BC0436691**

Recognition Date: December 1, 1992 as a result of an Amalgamation

NOTICE OF ARTICLES

Name of Company:

GREAT BASIN GOLD LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
PO BOX 11117
VANCOUVER BC V6E 4N7
CANADA

Delivery Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
PO BOX 11117
VANCOUVER BC V6E 4N7
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
PO BOX 11117
VANCOUVER BC V6E 4N7
CANADA

Delivery Address:
1500 ROYAL CENTRE
1055 WEST GEORGIA STREET
PO BOX 11117
VANCOUVER BC V6E 4N7
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
THIESSEN, RONALD W.

Mailing Address:
1020 - 800 WEST PENDER STREET
VANCOUVER BC V6C 2V6
CANADA

Delivery Address:
1020 - 800 WEST PENDER STREET
VANCOUVER BC V6C 2V6
CANADA

Last Name, First Name, Middle Name:
COOKE, PATRICK RANDAL

Mailing Address:
UNIT 10 RATTRAY PARK
18 BUCKINGHAM AVENUE
CRAIGHALL PARK, JOHANNESBURG
SOUTH AFRICA

Delivery Address:
UNIT 10 RATTRAY PARK
18 BUCKINGHAM AVENUE
CRAIGHALL PARK, JOHANNESBURG
SOUTH AFRICA

Last Name, First Name, Middle Name:
SEGSWORTH, WALTER

Mailing Address:
1020 - 800 WEST PENDER STREET
VANCOUVER BC V6C 2V6
CANADA

Delivery Address:
1020 - 800 WEST PENDER STREET
VANCOUVER BC V6C 2V6
CANADA

Last Name, First Name, Middle Name:
ELLIOTT, DAVID

Mailing Address:
1020 - 800 WEST PENDER STREET
VANCOUVER BC V6C 2V6
CANADA

Delivery Address:
1020 - 800 WEST PENDER STREET
VANCOUVER BC V6C 2V6
CANADA

Last Name, First Name, Middle Name:
COUGHLAN, T. BARRY

Mailing Address:
1020 - 800 WEST PENDER STREET
VANCOUVER BC V6C 2V6
CANADA

Delivery Address:
1020 - 800 WEST PENDER STREET
VANCOUVER BC V6C 2V6
CANADA

Last Name, First Name, Middle Name:
KIRK, WAYNE

Mailing Address:
6 MORGAN LANE
SAN RAFAEL CA 94901
UNITED STATES

Delivery Address:
6 MORGAN LANE
SAN RAFAEL CA 94901
UNITED STATES

Last Name, First Name, Middle Name:
NKOSI, SIPHO ABEDNEGO

Mailing Address:	**Delivery Address:**
1 CLARISE AVENUE MORNINGSIDE MANOR SANDTON, JOHANNESBURG 2057 SOUTH AFRICA	1 CLARISE AVENUE MORNINGSIDE MANOR SANDTON, JOHANNESBURG 2057 SOUTH AFRICA

Last Name, First Name, Middle Name:
DIPPENAAR, FERDI

Mailing Address:	**Delivery Address:**
5C FIVE QUEEN ANNE QUEEN ANNE AVENUE BRYANSTON SOUTH AFRICA	5C FIVE QUEEN ANNE QUEEN ANNE AVENUE BRYANSTON SOUTH AFRICA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

June 28, 2006

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached